July 27, 2009

Via EDGAR and U.S. Mail

Ms. Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc Preliminary Proxy Statement on Schedule 14A Filed July 14, 2009 File No. 000-51910

Dear Ms. Mills-Apenteng:

On July 24, 2009, we filed, on behalf of Access Integrated Technologies, Inc. d/b/a Cinedigm Digital Cinema Corp. (the “Company”), responses to your letter of comment dated July 23, 2009 to Mr. A. Dale Mayo, President and Chief Executive Officer of the Company.  The purpose of this letter is to correct an inadvertently incorrect number contained in the response to comment 1. For your convenience, your comment 1 and the corrected response appear below.

Proposal Three

1.
Please revise your filing to disclose the number of shares of Class A Common Stock you are asking shareholders to authorize for issuance in connection with the payment of interest on your 2007 Senior Notes.  Refer to Item 11(a) of Schedule 14A.

RESPONSE:

The Proxy has been revised to reflect that stockholders will be asked to authorize an additional 500,000 shares of Class A Common Stock for issuance in connection with the payment of interest on the Company’s 2007 Senior Notes.  All related blanks have been completed.

Ms. Maryse Mills-Apenteng
July 27, 2009
Page Two

* * * * * * *

We believe this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely, /s/ Carol W. Sherman
Carol W. Sherman

cc:   A. Dale Mayo
        Gary S. Loffredo